EXHIBIT 99.1

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

ELECTROVAYA INC.

FOR THE THREE AND SIX MONTH PERIODS ENDED March 31, 2026 and 2025

ELECTROVAYA INC. Condensed Interim Consolidated Statements of Financial Position (Expressed in thousands of U.S. dollars) As at March 31, 2026 and September 30, 2025

		As at	As at
	Notes	March 31, 2026	September 30, 2025
Assets
Current assets
Cash and cash equivalents		20,377	6,358
Restricted cash		3,160	656
Trade and other receivables	Note 4	19,468	16,474
Inventories	Note 5	15,008	12,451
Prepaid expenses	Note 6	8,502	6,017
Total current assets		66,515	41,956

Non-current assets
Property, plant and equipment	Note 7	15,434	13,043
Long-term deposit		257	257
Deposits for Jamestown equipment	Note 6	21,665	6,608
Deferred income tax asset	Note 19	2,166	2,067
Total non-current assets		39,522	21,975

Total assets		106,037	63,931

Liabilities and Equity
Current liabilities
Trade and other payables	Note 8	8,118	9,576
Derivative liability	Note 15	-	144
Lease liability	Note 11	571	358
Total current liabilities		8,689	10,078

Non-current liabilities
Lease liability	Note 11	1,766	1,457
Long term loan	Note 9	31,933	20,744
Government assistance payable		507	216
Other payables	Note 18	358	309
Total non-current liabilities		34,564	22,726

Equity
Share capital	Note 12	169,158	134,866
Contributed surplus		11,392	11,508
Warrants	Note 12	-	4,725
Accumulated other comprehensive income		6,059	5,909
Deficit		(123,825)	(125,881)
Total Equity		62,784	31,127
Total liabilities and equity		106,037	63,931

See accompanying notes to unaudited condensed interim consolidated financial statements

Signed on behalf of the Board of Directors
Chair of the Board	Sankar Das Gupta, Director
Chair of Audit Committee	James K Jacobs, Director

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ELECTROVAYA INC. Condensed Interim Consolidated Statements of Income (Expressed in thousands of U.S. dollars) For the three and six month periods ended March 31, 2026 and 2025 (Unaudited)

		Three months ended March 31,		Six months ended March 31,
	Notes	2026	2025	2026	2025

Revenue	Note 17	18,048	15,018	33,602	26,187
Direct manufacturing costs	Note 5(c)	12,011	10,345	22,451	18,106
Gross margin		6,037	4,673	11,151	8,081

Expenses
Research and development		1,477	1,070	2,701	2,054
Government assistance		(644)	(19)	(831)	(84)
Sales and marketing		1,090	504	1,824	1,284
General and administrative		1,279	1,106	2,642	2,273
Stock based compensation		203	288	398	703
Depreciation and amortization	Note 7	448	328	862	645
		3,853	3,277	7,596	6,875

Income from operations		2,184	1,396	3,555	1,206

Net finance charges	Note 10	545	632	993	1,334
Foreign exchange loss (gain) and interest income		621	(64)	605	(536)

Income tax recovery		-	-	99	-

Net income for the period		1,018	828	2,056	408

Basic income per share		0.02	0.02	0.04	0.01
Diluted income per share		0.02	0.02	0.04	0.01
Weighted average number of shares - basic		49,232,504	40,097,115	47,428,209	37,509,735
Weighted average number of shares - diluted		51,659,493	41,898,290	49,572,135	39,251,173

See accompanying notes to unaudited condensed interim consolidated financial statements.

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ELECTROVAYA INC.

Condensed Interim Consolidated Statements of Comprehensive income

(Expressed in thousands of U.S. dollars)

For the three and six month periods ended March 31, 2026 and 2025

(Unaudited)

	Three months ended March 31,		Six months ended March 31,
	2026	2025	2026	2025

Net income for the period	1,018	828	2,056	408

Items that may be reclassified to Profit and Loss
Cumulative translation adjustment	91	(87)	150	(190)

Other comprehensive income for the period	1,109	741	2,206	218

See accompanying notes to unaudited condensed interim consolidated financial statements.

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ELECTROVAYA INC. Condensed Interim Consolidated Statements of Changes in Equity (Expressed in thousands of U.S. dollars) For the six-month periods ended March 31, 2026 and 2025

	Share Capital	Contributed Surplus	Warrants	Accumulated other Comprehensive Income	Deficit	Total
Balance – October 01, 2024	116,408	10,904	4,725	5,792	(129,244)	8,585
Stock-based compensation	-	703	-	-	-	703
Issuance of shares	11,624	-	-	-	-	11,624
Exercise of options	30	(30)	-	-	-	-
Cumulative translation adjustment	-	-	-	(190)	-	(190)
Net income for the period	-	-	-	-	408	408
Balance – March 31, 2025	128,062	11,577	4,725	5,602	(128,836)	21,130

Balance – October 01, 2025	134,866	11,508	4,725	5,909	(125,881)	31,127
Stock-based compensation	-	398	-	-	-	398
Issuance of shares	25,845	-	-	-	-	25,845
Exercise of options	2,439	(514)	-	-	-	1,925
Exercise of warrants	6,008	-	(4,725)	-	-	1,283
Cumulative translation adjustment	-	-	-	150	-	150
Net income for the period	-	-	-	-	2,056	2,056
Balance – March 31, 2026	169,158	11,392	-	6,059	(123,825)	62,784

See accompanying notes to unaudited condensed interim consolidated financial statements.

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ELECTROVAYA INC. Condensed Interim Consolidated Statement of Cash Flows (Expressed in thousands of U.S. dollars) Six-month periods ended March 31, 2026 and 2025 (Unaudited)

	Notes	March 31, 2026	March 31, 2025

Cash and cash equivalents provided by (used in)

Operating activities

Net income (loss) for the period		2,056	408
Add :
Depreciation and amortization		862	645
Stock based compensation expense		398	703
Interest expense and other financing charges	Note 10	993	1,334
Unrealized foreign exchange		131	133
Income tax recovery		(99)
Cash provided by operating activities		4,341	3,223
Net changes in working capital	Note 14	(9,899)	(7,975)
Cash used in operating activities		(5,558)	(4,752)

Investing activities:
Purchase of property, plant and equipment	Note 7	(1,951)	(889)
Deposits for Jamestown equipment		(15,057)	-
Change in restricted cash		(2,504)	-
Cash used in investing activities		(19,512)	(889)

Financing activities
Proceeds from issuance of shares, net of issuance cost	Note 12	25,845	11,582
Proceeds from exercise of warrants		1,174
Proceeds from exercise of options	Note 12	1,925	30
Proceeds from working capital facilities	Note 9(a)	22,816	29,531
Repayment of working capital facilities	Note 9(a)	(27,967)	(32,202)
Proceeds from EXIM loan, net of debt issuance cost	Note 9(b)	16,674	-
Repayment of vendor take back loan		-	(1,630)
Repayment of promissory note		-	(533)
Interest and other finance cost	Note 10	(532)	(1,209)
Government assistance		(14)	(13)
Lease payments	Note 11	(392)	(358)
Cash from financing activities		39,530	5,198

Increase (decrease) in cash and cash equivalents		14,460	(443)
Cash and cash equivalents, beginning of period		6,358	781
Effect of movements in exchange rates on cash held		(441)	(55)
Cash and cash equivalents at end of period		20,377	283

Supplemental cash flow disclosures:
Interest paid		532	1,046
Income tax paid		-	-

See accompanying notes to unaudited condensed interim consolidated financial statements.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and six month periods ended March 31, 2026 and 2025

1. Reporting Entity

Electrovaya Inc. (the “Company”) is domiciled in Ontario, Canada, and is incorporated under the Business Corporations Act (Ontario). The Company’s registered office is at 6688 Kitimat Road, Mississauga, Ontario, L5N 1P8, Canada. The Company’s common shares trade on the Toronto Stock Exchange and NASDAQ under the symbol ELVA.TO and ELVA, respectively. The Company has no immediate or ultimate controlling parent.

These unaudited condensed interim consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group” or “Company”). The Company is primarily involved in the design, development, manufacturing and sale of Lithium-Ion batteries, battery systems and battery-related products for energy storage, clean electric transportation, and other specialized applications.

2. Basis of Presentation

a. Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared based on the principles of International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board ("IASB"). These unaudited condensed interim consolidated financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s September 30, 2025 audited annual consolidated financial statements and accompanying notes.

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Company’s Board of Directors on May 14, 2026.

b. Basis of Accounting

These unaudited condensed interim consolidated financial statements have been prepared on the going concern basis, which contemplates the realization of assets and settlement of liabilities as they fall due in the normal course of business.

c. Functional and Presentation Currency

These consolidated financial statements are presented in U.S. dollars and have been rounded to the nearest thousands, except per share amounts and when otherwise indicated. The functional currency of the Electrovaya Inc. is the Canadian dollar and the functional currencies of all the Group’s companies is US Dollars. Below are the companies within the Group - Electrovaya Corp., Electrovaya Company, Sustainable Energy Jamestown LLC, Electrovaya USA Inc, Electrovaya Japan Co. Ltd.

d. Use of Judgements and Estimates

The preparation of the unaudited condensed interim consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and six month periods ended March 31, 2026 and 2025

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty that have the most significant effect on the amounts recognized in the unaudited condensed interim consolidated financial statements relate to the following (assumptions made are disclosed in individual notes throughout the unaudited condensed interim consolidated financial statements where relevant):

•

Estimates used in determining the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.

•

Estimates used in determining the allowance for expected credit losses based on the assessment of the collectability of customer accounts and the aging of the related invoices and represents the best estimate of probable credit losses in the existing trade accounts receivable.

•	Estimates used in testing non-financial assets for impairment including determination of the recoverable amount of a cash generating unit.

•	Estimates used in determining the fair value of stock option grants and warrants. These estimates include assumptions about the volatility of the Company’s stock and forfeiture.

3. Material Accounting Policies

The material accounting policies adopted in these unaudited condensed interim consolidated financial statements are the same as those applied in the Company’s consolidated financial statements as at and for the year ended September 30, 2025. Unless otherwise stated, these policies have been consistently applied to all periods presented.

4. Trade and Other Receivables

	March 31, 2026	September 30, 2025
Trade receivables, gross	17,789	13,796
Expected credit losses	(82)	(82)
Net trade receivables	17,707	13,714
Other receivables	1,761	2,760
Trade and other receivables	19,468	16,474

As at financial year ending March 31, 2026

	Current	31-60	61-90	91-120	>120	Total
%	79.80%	14.69%	2.76%	0.02%	2.73%	100%
Gross Trade receivable	13,243	2,652	1,399	3	492	17,789

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and six month periods ended March 31, 2026 and 2025

Particulars	Current	31-60	61-90	91-120	<120	Total
Trade receivable (net of specific provision)	13,243	2,652	1,399	3	492	17,789
Expected loss rate	0.20%	0.53%	1.70%	3.14%	3.55%	0.38%
Expected loss provision	26	14	24	-	18	82

As at financial year ending September 30, 2025

	Current	31-60	61-90	91-120	>120	Total
%	81.31	7.52	0.41	0.34	10.42	100
Gross Trade receivable	11,218	1,038	57	46	1,437	13,796

Particulars	Current	31-60	61-90	91-120	<120	Total
Trade receivable (net of specific provision)	11,218	1,038	57	46	1,437	13,796
Expected loss rate	0.20%	0.53%	1.70%	3.14%	3.55%	0.59%
Expected loss provision	23	6	1	1	51	82

The movement in the allowance for credit losses can be reconciled as follows:

	March 31, 2026	September 30, 2025
Beginning balance	82	64
Write off	-	(2)
Allowance provided/(recovery)	-	20
Ending balance	82	82

5. Inventories

a. Total inventories on hand as at March 31, 2026 and September 30, 2025 are as follows:

	March 31, 2026	September 30, 2025
Raw materials	12,956	11,348
Semi-finished	-	-
Finished goods	2,052	1,103
	15,008	12,451

b. As at the period ending March 31, 2026, the provision for slow moving and obsolete inventories amounted to $222 (September 30, 2025: $218), which was also included in direct manufacturing costs.

c. During the three and six month periods ended March 31, 2026, materials amounted to $11,681 and $21,527 (three and six month periods ended March 31, 2025: $10,306 and $17,400) was expensed through direct manufacturing costs.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and six month periods ended March 31, 2026 and 2025

6. Prepaid expenses

	March 31, 2026	September 30, 2025
Prepaid expenses	271	187
Prepaid insurance	199	5
Prepaid purchases	8,032	5,825
Deposits for Jamestown equipment	21,665	6,608
	30,167	12,625

Prepaid purchases are comprised of vendor deposits on inventory orders for the future acquisition of inventories.

Deposits for Jamestown Equipment represent advances paid to vendors for the procurement of manufacturing equipment for the Company’s new manufacturing facility in Jamestown, New York. The Company has entered into equipment purchase and other capital purchase commitments with various vendors with an aggregate value of approximately $22,225 which is expected to be paid within the next twelve months.

7. Property, plant and equipment

	March 31, 2026
	Land	Buildings	Right of use asset	Leasehold improvement	Production equipment	Office furniture & equipment	Capital work in progress	Battery technology and certifications	Total
Gross carrying amount
Balance beginning	215	7,485	3,109	329	2,513	120	2,049	2,016	17,836
Additions	-	-	791	160	356	24	1,820	122	3,273
Exchange differences	-	-	80	-	(45)	-	-	(69)	(34)
Balance ending	215	7,485	3,980	489	2,824	144	3,869	2,069	21,075
Depreciation and amortization
Balance beginning	-	(1,167)	(1,977)	(79)	(1,038)	(92)	-	(440)	(4,793)
Depreciation	-	(187)	(241)	(36)	(189)	(14)	-	(194)	(861)
Exchange differences	-	-	6	1	4	-	-	2	13
Balance ending	-	(1,354)	(2,212)	(114)	(1,223)	(106)	-	(632)	(5,641)
Net Book Value ending	215	6,131	1,768	375	1,601	38	3,869	1,437	15,434

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and six month periods ended March 31, 2026 and 2025

	September 30, 2025
	Land	Buildings	Right of use asset	Leasehold improvement	Production equipment	Office furniture & equipment	Capital work in progress	Battery technology and certifications	Total
Gross carrying amount
Balance beginning	215	7,485	3,209	76	1,809	105	-	935	13,834
Additions	-	-	(96)	253	1,213	20	2,049	1,076	4,515
Disposals	-	-	-	-	(509)	-	-	11	(498)
Exchange differences	-	-	(4)	-	-	(5)	-	(6)	(15)
Balance ending	215	7,485	3,109	329	2,513	120	2,049	2,016	17,836
Depreciation and impairment
Balance beginning	-	(793)	(1,584)	(48)	(1,194)	(72)	-	(169)	(3,860)
Depreciation	-	(374)	(393)	(31)	(279)	(21)	-	(271)	(1,369)
Disposals	-	-	-	-	435	-	-	-	435
Exchange differences	-	-	-	-	-	1	-	-	1
Balance ending	-	(1,167)	(1,977)	(79)	(1,038)	(92)	-	(440)	(4,793)
Net Book Value ending	215	6,318	1,132	250	1,475	28	2,049	1,576	13,043

During the six months period ended March 31, 2026, the Company incurred debt issuance cost of $1,950 (September 30, 2025: $1,790) in connection with the EXIM financing facility. The loan fees are initially recognized as a deduction from the carrying amount of the related loan and are amortized using the effective interest rate (EIR) method. Borrowing costs arising from the EIR accretion of the loan fees are capitalized to capital work in progress (CWIP) in accordance with IAS 23 – Borrowing Costs, only up to the date the qualifying asset is ready for its intended use. Thereafter, such borrowing costs are recognized in profit or loss. For the three and six month periods ended March 31, 2026, the Company capitalized $377 and $531 to CWIP (September 30, 2025: $23).

Refer to Note 9(b) for further details.

8. Trade and Other payables

	March 31, 2026	September 30, 2025
Trade payables	5,065	6,777
Accruals	2,151	2,046
Employee payables	902	732
	8,118	9,555

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and six month periods ended March 31, 2026 and 2025

Warranty provision continuity schedule is as follows:

	March 31, 2026	September 30, 2025
Opening provision	1,192	1,072
Utilised during the period	(750)	(665)
Provided during the period	957	785
Closing balance	1,399	1,192

9. Working Capital Facilities

a. Revolving Credit Facility

As at March 31, 2026, the principal balance under the facility is $12,542 (Cdn $17,500). The maximum credit available under the facility is $20,000.

Bank of Montreal (BMO)

The Company has a working capital facility with BMO bearing interest at the Canadian prime rate plus an applicable margin. As at March 31, 2026, the applicable interest rate was 6.70% (September 30, 2025: 7.45%). The interest is payable monthly and carrying value of the BMO revolving credit facility is as follows -

	March 31, 2026	September 30, 2025
Opening balance	17,672	16,283
Exchange difference	(440)	(12)
Payments made during the period	(27,967)	(77,895)
Loan fees amortization	92	104
Loan fees	-	(565)
Cash drawn during the period	22,816	79,757
Closing balance	12,173	17,672

During March 2025, the company paid off its Cortland working capital facility.

On March 07, 2025, the Company entered a three-year credit agreement with Bank of Montreal as lender to provide working capital facilities with outstanding amount not exceeding $20,000 and a $5,000 accordion. As a part of this agreement, the balance outstanding with Cortland working capital facility was paid off in full. The Company paid an early termination fee to Cortland for $375. Legal and professional fees in relation to the new facility have been capitalised and will be amortised over the period of the facility. The working capital facility provides the Bank with security over the assets of the Company. Interest accrued up to March 31, 2026, is $2 (September 30, 2025: $ 100).

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and six month periods ended March 31, 2026 and 2025

b. Export-Import Bank of United States

During March 2025, a loan was approved from Export–Import Bank of the United States for $50,853 for the Jamestown facility with a term of 6.5 years and interest rate of 4.90%. The interest payment commences from the month of March 2026, and the principal repayment commences from the month of March 2027. As of March 31, 2026, the Company has drawn the following amount:

	March 31, 2026	September 30, 2025
Opening balance	3,061	-
Loan amount withdrawn during the period	18,473	4,845
Debt issuance cost (Net of amortization: March 31, 2026: $134; September 30, 2025: $9)	(1,950)	(1,790)
Interest and accretion	177	6
Closing balance	19,761	3,061

Interest on EXIM loan calculated under effective interest rate method of $531 (September 30, 2025: $23) was capitalised as part of “capital work in progress” (CWIP) (Refer Note 7 for more details).

10. Finance costs

During the three and six-month periods ended March 31, 2026, and 2025, the Company incurred both cash and non-cash finance costs. The following table shows the split as included on the statement of earnings.

	Three months period ended							Six months period ended
	March 31, 2026			March 31, 2025			March 31, 2026			March 31, 2025
	Cash	Non-Cash	Total	Cash	Non-Cash	Total	Cash	Non-Cash	Total	Cash	Non-Cash	Total
Working capital facility	227	(21)	206	504	30	534	532	2	534	1,030	55	1,085
Promissory notes	-	-	-	-	-	-	-	-	-	-	17	17
Interest on VTB loan	-	-	-	-	-	-	-	-	-	16	-	16
Lease interest (note 11)	72	-	72	145	(75)	70	132	-	132	145	-	145
Equity issuance cost	-	-	-	18	31	49	-	-	-	18	31	49
Changes in FV of derivative warrants	-	-	-	-	(59)	(59)	-	(36)	(36)	-	(42)	(42)
Accretion on government payable		267	267	-	38	38	-	363	363	-	64	64
	299	246	545	667	(35)	632	664	329	993	1,209	125	1,334

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and six month periods ended March 31, 2026 and 2025

11. Lease liability

As of March 31, 2026, lease liability consists of:

	March 31, 2026	September 30, 2025
Current	571	358
Non-current	1,766	1,457
	2,337	1,815

Information about leases for which the Company is a lessee is as follows:

	March 31, 2026	March 31, 2025
Interest on lease liabilities	132	145
Incremental borrowing rate at time of transition	14%	14%
Cash outflow for the lease	392	358

The Company’s future undiscounted minimum lease payments for the period ended March 31, 2026, for the continued operations are as under:

Year	Amount
Year 1	1,001
Year 2	1,023
Year 3	971
Year 4	570

The Company entered into a lease agreement for 61,327 sq. ft for its premises as its headquarters in Mississauga, Ontario at 6688 Kitimat Road. The lease is for 10 years starting January 1, 2020, with expiry December 31, 2029. In addition, the Company is required to pay certain occupancy costs.

In January 2026, the Company entered into a lease agreement for its lab facility for three years.

The terms of the lease entail a fixed monthly rent as follows:

•	CAD $33,008 for the first year,
•	CAD $33,801 for the second year, and
•	CAD $34,612 for the third year.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and six month periods ended March 31, 2026 and 2025

12. Share capital

a. Authorized and issued capital stock

		Common Shares
		Number	Amount
Balance, September 30, 2024	Note	34,137,665	$116,408
Issuance of shares	(i)	5,951,250	11,582
Balance, December 31, 2024		40,088,915	127,990
Exercise of options		18,000	72
Balance, March 31, 2025		40,106,915	128,062
Transfer from contributed surplus		-	2,080
Exercise of warrants	(ii)	845,000	3,249
Exercise of options		1,157,005	1,475
Balance, September 30, 2025		42,108,920	134,866
Issuance of shares	(iii)	5,405,000	25,845
Transfer from contributed surplus		-	448
Exercise of warrants	(iv)	67,841	255
Exercise of options	12(b)	382,335	1,692
Balance, December 31, 2025		47,964,096	163,106
Transfer from contributed surplus		-	4,901
Exercise of warrants	(v)	1,420,000	919
Exercise of options		123,384	233
Balance, March 31, 2026		49,507,480	169,159

i.	The Company issued 5,951,250 common shares at $2.15 for a total equity raise of $11,789 and share issuance cost of $207. The proceeds were recognised net of legal and consulting fees.
ii.

On August 11, 2025, the warrants classified as derivative warrants were exercised by the investors at the price of CDN 5.30. As a result, the Company received US $3,249 in total proceeds. Fair valuation was done under Black Scholes model and the assumptions on the date of exercise included Risk-free interest rate (based on U.S. government bond yields) of 2.68%, expected volatility of the market price of shares (based on historical volatility of share price) of 65.05%, and the expected warrant life (in years) of 0.24 years.

iii.

The Company issued 5,405,000 common shares at $4.862 for a total equity raise of $26,079 (including fees of $200 paid to underwriters and $234 paid for legal services; 705,000 common shares issued pursuant to the full exercise of the over-allotment option at the offering price). The proceeds were recognised net of the legal and consulting fees.

iv.

On November 07, 2025, the warrants classified as derivative warrants were exercised by the investors at the price of CDN 5.30. As a result, the Company received US $255 in total proceeds. Fair valuation was done under Black Scholes model and the assumptions on the date of exercise included Risk-free interest rate (based on U.S. government bond yields) of 2.42%, expected volatility of the market price of shares (based on historical volatility of share price) of 72.30%, and the expected warrant life (in years) of 0 years. A revaluation gain of $35 was recognized in finance cost and $109 were transferred from derivative liability to share capital.

v.

Dr. Sankar Das Gupta, Chairman and a director of the Company, exercised 1,420,000 warrants at an exercise price of Cdn $0.90 per share. As a result, the Company issued 1,420,000 common shares and increased its issued and outstanding share capital accordingly. Accordingly, an amount of $4,725 is reclassed from warrants to share capital as presented in condensed interim consolidated statements of changes in equity.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and six month periods ended March 31, 2026 and 2025

b. Stock Options

Options to purchase common shares of the Company under its stock option plan may be granted by the Board of Directors of the Company to certain full-time and part-time employees, directors and consultants of the Company and its affiliates. Stock options are non-assignable and may be granted for terms of up to 10 years. Stock options vest at various periods from zero to three years. As a result of the reverse stock split, every five options were consolidated into one option without any action from option holders, reducing the number of outstanding options from approximately 23.5 million to 4.7 million.

On February 17, 2021, at a Special Meeting of the Shareholders, a resolution was passed to (i) authorize amendments to the Company’s Stock Option Plan to increase the maximum number of common shares issuable upon the exercise of stock options thereunder from 3,020,000 to 4,600,000.

On March 25, 2022, at a Special Meeting of the Shareholders, a resolution was passed to (i) authorize amendments to the Company’s Stock Option Plan to increase the maximum number of common shares issuable upon the exercise of stock options thereunder from 4,600,000 to 6,000,000.

	Number outstanding	Weighted average exercise price
Outstanding, September 30, 2024	4,880,288	2.52
Expired during the period	(2,000)	3.42
Outstanding, December 31, 2024	4,878,288	2.37
Exercised during the period	(18,000)	3.25
Expired during the period	(17,499)	3.42
Outstanding, March 31, 2025	4,842,789	2.37
Exercised during the period	(1,157,005)	1.28
Expired during the period	(14,900)	3.24
Granted during the period	854,000	3.37
Outstanding, September 30, 2025	4,524,884	3.44
Exercised during the period	(382,335)	4.50
Expired during the period	(2,665)	3.64
Outstanding, December 31, 2025	4,139,884	3.28
Exercised during the period	(123,383)	1.87
Expired during the period	(2,600)	2.83
Outstanding, March 31, 2026	4,013,901	3.31

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and six month periods ended March 31, 2026 and 2025

As on March 31, 2026

Exercise price		Number Outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average exercise price
$2.44	(Cdn3.4)	514,000	9.03	163,333	2.44
$3.35	(Cdn4.68)	401,666	8.01	167,006	3.35
$3.83	(Cdn5.35)	973,332	7.03	254,340	3.83
$2.04	(Cdn2.85)	219,000	6.22	219,000	2.04
$4.12	(Cdn5.75)	20,000	5.66	20,000	4.12
$3.58	(Cdn5)	1,488,667	5.45	688,667	3.58
$2.37	(Cdn3.3)	208,268	4.45	208,268	2.37
$1.08	(Cdn1.5)	24,000	3.33	24,000	1.08
$1.00	(Cdn1.4)	55,180	1.90	55,180	1.00
$4.37	(Cdn6.1)	8,667	1.34	8,667	4.37
$7.63	(Cdn10.65)	101,121	0.75	101,121	7.63
		4,013,901		1,909,582	3.31

As on March 31, 2025

Exercise price		Number Outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average exercise price
$3.26	(Cdn4.68)	441,000	9.01	87,000	3.26
$3.72	(Cdn5.35)	1,002,000	8.03	161,338	3.72
$1.98	(Cdn2.85)	298,000	7.22	234,675	1.98
$4.00	(Cdn5.75)	20,000	6.66	20,000	4.00
$3.48	(Cdn5)	1,494,667	6.45	694,667	3.48
$2.30	(Cdn3.3)	270,268	5.45	270,268	2.30
$1.04	(Cdn1.5)	1,024,000	4.33	1,024,000	1.04
$0.97	(Cdn1.4)	116,566	2.90	116,566	0.97
$4.24	(Cdn6.1)	10,667	2.34	10,667	4.24
$7.41	(Cdn10.65)	101,121	1.75	101,121	7.41
$2.75	(Cdn3.95)	9,600	0.87	9,600	2.75
$2.40	(Cdn3.45)	42,900	0.50	42,900	2.40
$3.16	(Cdn4.55)	12,000	0.14	12,000	3.16
		4,842,789		2,784,802	2.37

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and six month periods ended March 31, 2026 and 2025

For the options exercised, the share price at the time of exercise was between CDN $6.02- CDN $15.34. Total stock-based compensation expense recognized during the three and six months periods ended March 31, 2026 was $203 and $398 (three and six months periods ended March 31, 2025 : $288 and $703).

The Company amortizes the estimated grant date fair value of stock options to expense over the vesting period (generally three years). The grant date fair value of outstanding stock options was determined using the Black-Scholes option pricing model (BSM) which uses assumptions, including the option's expected term and the price volatility of the underlying stock based on historical stock prices, to determine the fair value of the option.

c. Warrants

Details of Share Warrants

	Number Outstanding	Exercise Price
Outstanding, September 30, 2024	1,420,000	$0.63
Outstanding, December 31, 2024	1,420,000	$0.63
Outstanding, March 31, 2025	1,420,000	$0.63
Outstanding, September 30, 2025	1,420,000	$0.63
Outstanding, March 31, 2026	-	-

Additionally, the number of derivative warrants at March 31, 2026 were NIL (September 30, 2025: 67,841).

The grant date fair value of outstanding share warrants was determined using the Black-Scholes pricing model using the following assumptions in the year of the grant:

Risk-free interest rate (based on U.S. government bond yields) of NIL (March 31, 2025: 2.50%), expected volatility of the market price of our shares (based on historical volatility of our share price) of NIL (March 31, 2025: 58.30%) and the expected warrant life (in years) of NIL (March 31, 2025: 0.61). A 10% of change in any assumption would result in the change in derivative warrant liability between NIL (March 31, 2025: ($30)) and $33 (March 31, 2025: $33).

Warrant continuity schedule is as follows:

	Units	Fair Value
Closing balance (September 30, 2024)	912,841	155
Warrants exercised as on August 11, 2025	(845,000)	(926)
Fair value adjustment	-	915
Closing balance (September 30, 2025)	67,841	144
Warrants exercised on November 30, 2025	(67,841)	(109)
Fair value adjustment	-	(35)
Closing balance (March 31, 2026)	-	-

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and six month periods ended March 31, 2026 and 2025

13. Related Party Transactions

Management compensation

Key management compensation comprises the following:

	Three-month periods ended		Six-month periods ended
	March 31, 2026	March 31, 2025	March 31, 2026	March 31, 2025
Salaries, bonus and other benefits	67	181	791	431
Share based compensation	85	-	171	253
	152	181	962	684

Research Lab – Facility Usage Agreement

In May 2021, Electrovaya entered a month-to-month Facility Usage Agreement for the use of space and allocated staff of a third-party research firm providing access to laboratory facilities, primarily for research. The laboratory and pilot plant facilities have certain equipment and permits for research and developments with chemicals. The term of the agreement was for six months and could be terminated by either party upon 90 days notice.

In July 2021, the facility was acquired by an investor group controlled by the family of Dr. Sankar Das Gupta, which includes its CEO, Dr. Rajshekar Das Gupta. The Facility Usage Agreement was not changed on the change of ownership and remains in effect between the Company and the owner, such that the monthly payment of Cdn $33,008 is now made to a related party of Electrovaya.

On December 31, 2025, the old facility agreement expired. In January 2026, the Company entered into a new Facility Usage Agreement for a term of three years. The new lease has been recognized as a lease liability and corresponding right of use asset.

Special Options Grants

In September 2021, on the recommendation of the Compensation Committee of the Company, a committee composed entirely of independent directors, the Board of Directors of the Company determined that it is advisable and in the best interests of the Company to amend the terms of the compensation of certain key personnel to incentivize future performance, to encourage retention of their services, and to align their interests with those of the Company’s shareholders.

Dr. Sankar Das Gupta was granted 700,000 options which vest in two tranches of 200,000 options and one tranche of 300,000 options, based on reaching specific target market capitalizations. The fair value of these options on the day of grant is calculated using the Monte Carlo method of option valuation and expensed over the mean vesting period in accordance with IFRS 2. The expense of NIL and NIL is recorded within stock-based compensation in the unaudited condensed interim consolidated statement of earnings for the three and six month periods ended March 31, 2026 (three and six month periods ended March 31, 2025: $66 and $175)

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and six month periods ended March 31, 2026 and 2025

In April 2023, following the suggestion of the Company's Compensation Committee, consisting entirely of independent directors, the Company's Board of Directors awarded Dr. Rajshekar Das Gupta a total of 600,000 options. These options will vest in two phases: 300,000 options and 300,000 options, contingent upon achieving certain target market capitalizations. The expense of NIL and NIL is recorded within stock-based compensation in the unaudited condensed interim consolidated statement of earnings for the three and six month periods ended March 31, 2026 (three and six month periods ended March 31, 2025: NIL and $78).

14. Change in Non-Cash Operating Working Capital

	March 31, 2026	March 31, 2025
Trade and other receivables	(2,994)	(6,781)
Inventories	(2,582)	1,135
Prepaid expenses and other	(2,553)	(1,298)
Trade and other payables	(1,770)	(1031)
	(9,899)	(7,975)

15. Financial Instruments

Derivative Liabilities

Warrants as derivative liability is fair valued using Black Scholes Model ("BSM"). Using this approach, the fair value of the warrants on November 09, 2022, was determined to be $3,265. Key valuation inputs and assumptions used in the BSM are stock price of CAD $4.55, expected life of 3 years, annualized volatility of 85.58%, annual risk-free rate of 3.87%, and annual dividend yield of 0.0%.

All the warrants were exercised before the expiry date in November 2025.

For the financial year ending September 30, 2025, key valuation inputs and assumptions used in the BSM when valuing the warrants as at September 30, 2025, were, stock price Cdn $8.20 (September 30, 2024 : Cdn $3.16), expected life of 0.11 years (September 30, 2024 : 1.1 years), annualized volatility of 87.03% (September 30, 2024 : 52.72%), annual risk-free rate of 2.49% (September 30, 2024 : 2.94%), and dividend yield of 0.0% (September 30, 2024 : 0.0%).

Risk Management

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The main objectives of the Company’s risk management processes are to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below. There have been no changes in risk exposure since the prior year unless otherwise noted.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and six month periods ended March 31, 2026 and 2025

Capital risk

The Company manages its capital to ensure that there are adequate capital resources for the Company to maintain and develop its products. The capital structure of the Company consists of shareholders’ equity and depends on the underlying profitability of the Company’s operations.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development, manufacture and marketing of its products. The Board of Directors does not establish quantitative return on capital criteria for management but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company's capital management objectives are:

•	to ensure the Company's ability to continue as a going concern.

•	to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Company monitors capital based on the carrying amount of equity plus its short-term debt comprised of the promissory notes, less cash and cash equivalents as presented in the unaudited condensed interim consolidated statements of financial position.

The Company sets the amount of capital in proportion to its overall financing structure, comprised of equity and long-term debt. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company issues new shares or increases its long-term debt.

Credit risk and Concentration risk

Credit risk is the risk that the counterparty fails to discharge an obligation to the Company. The Company is exposed to this risk due to its cash and cash equivalents, trade and other receivables.

The Company manages its credit risk related to trade and other receivables by establishing procedures to establish credit limits and approval policies. The balance in trade and other receivables is primarily attributable to trade accounts receivables. In the opinion of management, the credit risk is moderate and minimum credit losses are expected. Management is taking appropriate action to mitigate this risk by adjusting credit terms.

The Company is exposed to credit risk in the event of default by its customers. Accounts receivables are recorded at the invoiced amount, do not bear interest, and do not require collateral. For the three and six month periods ended March 31, 2026, two customers accounted for $17,864 and $33,180 or 99% and 99% of revenue (three and six month periods ended March 31, 2025: $13,846 and $24,270 or 92% and 93%). As of March 31, 2026, two customers accounted for 99% of accounts receivable (September 30, 2025: 88%). Refer note 4 for expected credit loss provision.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and six month periods ended March 31, 2026 and 2025

Liquidity risk

Liquidity risk is the risk that the Company may not have cash available to satisfy its financial obligations as they come due. The majority of the Company's financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. The Company manages liquidity risk by maintaining a portfolio of liquid funds and having access to a revolving credit facility. The Company believes that cash flow from operating activities, together with cash on hand, cash from its trade and other receivables, and borrowings available under the revolving facility are sufficient to fund its currently anticipated financial obligations and will remain available in the current environment.

The following are the undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at March 31, 2026:

	Year 1	Year 2	Year 3	Year 4	Year 5 and beyond	Total
Trade and other payables	8,090	-	-	-	-	8,090
Lease liability	1,001	1,023	971	570	-	3,565
Long term loan	1,166	17,206	4,664	4,664	8,162	35,862
Other payable	182	389	376	376	792	2,115
	10,439	18,618	6,011	5,610	8,954	49,632

The following are the undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at September 30, 2025:

	Year 1	Year 2	Year 3	Year 4	Year 5 and beyond	Total
Trade and other payables	9,555	-	-	-	-	9,555
Lease liability	761	719	735	752	189	3,156
Long term loan	-	969	18,641	969	1,938	22,517
Other payable	196	239	239	225	491	1,390
	10,512	1,927	19,615	1,946	2,618	36,618

Market risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk and currency risk, affect the fair value of financial assets and liabilities. The Company is exposed to these risks as the ability of the Company to develop or market its products and the future profitability of the Company is related to the market price of its primary competitors for similar products.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and six month periods ended March 31, 2026 and 2025

Interest rate risk

The Company has variable interest debt. Changes in interest rates will affect future interest expense and cash flows. The Company does not enter into derivative instruments to reduce this exposure.

Foreign currency risk

The Company is exposed to foreign currency risk. The Company’s functional currency is the United States dollar (Electrovaya Inc.'s functional currency is CAD) and the financial statements are presented in United States dollars. Changes in the relative values of these currencies will give rise to changes in other comprehensive income.

Purchases are transacted in Canadian dollars, United States dollars and Euro. Management believes the foreign exchange risk derived from any currency conversions may have a material effect on the results of its operations. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in nonfunctional currencies. Cash held by the Company in US dollars at March 31, 2026, was $10,646 (September 30, 2025: $1,590).

If the US dollar to Canadian foreign exchange rate changed by 2% this would change the recorded net gain (loss) by $377 (March 31, 2025: $296).

16. Contingencies

a. Refundable Ontario Investment Tax Credits

On July 22, 2022, the Company received a Notice of Confirmation from the CRA relating to the 2014 and 2015 SRED reassessment for $299 (Cdn$386) and $302 (Cdn$389) including interest respectively. The balance owing has been fully provided for in other payables, and the Company is pursuing the next appropriate step in the appeal process and believes the amounts may be reversed or substantially reduced. The outcome cannot be determined.

b. Ministry of Energy

On May 28, 2018, the Province of Ontario issued a claim against Electrovaya Corp. claiming $655 (Cdn $830) related to a dispute regarding funding and fulfilment of the Intelligent Energy Storage System under the Smart Grid Fund program. A Statement of Defense disputing the claim in its entirety was filed on March 21, 2019. No further steps have been taken by the province to pursue the claim.

c. Other Contingencies

In the normal course of business, the Company is party to business related claims. The potential outcomes related to existing matters faced by the Company are not determinable at this time. The Company intends to defend these actions, and management believes that the resolution of these matters will not have a material adverse effect on the Company’s financial condition.

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and six month periods ended March 31, 2026 and 2025

17. Segment and Customer Reporting

The Company develops, manufactures and markets power technology products. There is only a single segment applicable to the Company.

Given the size and nature of the products produced, the Company’s sales are segregated based on large format batteries, with the remaining smaller product line categorized as “Other”.

There has been no change in either the determination of the Group's segments, or how segment performance is measured, from that described in the Company’s condensed interim consolidated financial statements as at and for the year ended March 31, 2026.

	Three months ended March 31,		Six months ended March 31,
	2026	2025	2026	2025
Large format batteries	18,014	14,604	33,549	25,460
Other	34	414	53	727
	18,048	15,018	33,602	26,187

Revenues can also be analyzed as follows based on the nature of the underlying deliverables:

	Three months period ended March 31, Six months period ended March 31,
	2026	2025	2026	2025
Revenue with customers
Sale of batteries and battery systems	18,014	14,604	33,549	25,460
Sale of services	34	313	53	525
Others	-	101	-	202
	18,048	15,018	33,602	26,187

Revenues attributed to geographical regions based on the location of the customer were as follows:

	Three months ended March 31,		Six months ended March 31,
	2026	2025	2026	2025
Canada	380	142	532	348
United States	17,621	14,777	32,958	25,738
Others	47	99	112	101
	18,048	15,018	33,602	26,187

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and six month periods ended March 31, 2026 and 2025

18. Other payables

Technology Partnerships Canada (“TPC”) projects are long-term (up to 30 years) commencing with an R&D phase, followed by a benefits phase – the period in which a product, or a technology, could generate revenue for the Company. In such cases, repayments would flow back to the program according to the terms and conditions of the Company’s contribution agreement.

In June 2018, the contribution agreement was amended and is included at its net present value in other payables. Further, in September 2024, the agreement was further amended with amended terms and conditions for the repayment of the debt with new payment schedule. Consequently, the old debt was de-recognized and the new debt was recognized with first payment starting in July 2025 and final payment to be discharged in July 2031.

The following table represents changes in the debt for repayments to Industry Canada:

	March 31, 2026	September 30, 2025
Opening balance	332	379
Interest accretion	53	114
Foreign exchange gain / loss	-	(12)
Debt extinguishment	-	(149)
Ending balance	385	332
Less: current portion of the debt (included in Trade and other payables)	(27)	(23)
Ending balance of long-term portion	358	309

Following is the payment schedule for TPC:

Year	Amount
2026	128
2027	128
2028	128
2029	128
2030	256

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ELECTROVAYA INC. Notes to unaudited condensed interim consolidated financial statements (Expressed in thousands of U.S. dollars) For the three and six month periods ended March 31, 2026 and 2025

19. Income tax

The Company’s effective income tax rate was -5% for the six months ended March 31, 2026 (March 31, 2025 –0.00%). The effective tax rate is different than the statutory rate primarily due to the recognition of previously unrecognized deferred tax assets on non-capital losses in Canada.

The income tax recovery differs from the amount computed by applying the Canadian statutory income tax rate of 26.50% (2025 – 26.50%) to the loss before income taxes as a result of the following:

	For the period ended
	March 31, 2026	March 31, 2025
Income (loss) before income taxes	1,957	408
Expected recovery of income taxes based on statutory rates	519	108
Reduction in income tax recovery resulting from:
Foreign tax rate differential	(62)	(46)
Other permanent differences	199	336
Share issue costs allocated to equity	-	(38)
Expiry of losses	50	372
Benefit from deferred tax asset not previously recognized	(805)	(732)
Income tax expense (recovery)	(99)	-

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